

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2018

Clarissa Desjardins
President and Chief Executive Officer
Clementia Pharmaceuticals Inc.
4150 Sainte-Catherine Street West, Suite 550
Montreal, Quebec, Canada H3Z 2Y5

Re: Clementia Pharmaceuticals Inc.
Registration Statement on Form F-1
Filed October 5, 2018
File No. 333-227726

Dear Ms. Desjardins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Martin C. Glass, Esq.